April 19, 2011

Ms. Tonya Bryan, Attorney-Advisor

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington D.C., 20549

Re:

Dinello Restaurant Ventures, Inc.

Fourth Amendment to Registration Statement on Form S-1

File No. 333-172052

Filed:  April 19, 2011

Dear Ms. Bryan:

Below are Dinello Restaurant Venture, Inc.’s (“the Company’s”) responses to the SEC’s Comment Letter dated April 18, 2011.  On behalf of the Company, on April 19, 2011, I transmitted via EDGAR the Company’s Fourth Amendment to Registration Statement on Form S-1.

Prospectus Cover Page

1.

We revised our disclosure per your comment so all sections including language regarding the sale of securities at the fixed price of $.10 per share are consistent.

Description of Securities, page 17

Common Stock, page 18

2.

We amended the last paragraph to be clear that the opinion letter covers only those shares being registered in the registration statement.

Dividend, page 18

3.

We revised our disclosure for clarity regarding Mr. Caramello’s compensation.  In addition, we abbreviated the officer titles and eliminated the position of Director in the summary compensation table and deleted the officer titles in the Director Compensation table. (This was done to fit the tables to the page after adding the footnote regarding Mr. Caramello’s compensation and because Table 5.0 is for compensation of “Executive Officers” and Table 7.0 is for compensation of  “Directors.”)

Code of Ethics, page 29

4.

We revised the text to state that our Code of Ethics is now posted on our website.

Part II

Ms. Tonya Bryan

Re:  Dinello Restaurant Ventures, Inc.

April 19, 2011

Item 17, Undertakings, page II-2

5.

Apparently, we are not interpreting section 8 of the 1933 Act correctly.  We do intend to request effectiveness of our registration statement, but only after receiving consent from the SEC to do so at the end of the SEC review process.  If such request for effect is in fact a request for accelerated effectiveness, then we do intend to request acceleration of the effective date of the registration statement at the end of the comment process.  We apologize for our misunderstanding.

General

6.

We understand that under Rule 8-08 of Regulations S-X we are required to update our financial statements, as necessary, at the effective date of registration.  Our fiscal year is 12/31, thus our Registration Statement includes audited financials for the years ended 2010 and 2009.  Our first quarter ends 3/31, thus, quarterly financials are required by Monday, May 16, 2011.  Also, Rule 8-08 requires financial statements be updated if said financial statements are as of a date 135 days or more before the registration becomes effective.  The 135th day after our 12/31/2011 financial statements is also May 16, 2011. Thus, we will update our Registration Statement to include reviewed interim financial statements as necessary prior to May 16, or, if our registration is effective before then, we will file a Form 10-Q with updated financials.

7.

A currently dated consent from our independent public accountant is attached as an exhibit to this amendment and will be updated for all future amendments, as necessary.

Please, do not hesitate to contact me at (941) 723-7564 should you have any questions.

Sincerely,

/s/ DIANE J. HARRISON

Diane J. Harrison, Esq.

Enclosures:

1.

Dinello Restaurant Ventures, Inc. S-1/A-4

2.

Exhibit 23.1 Consent of Auditors